Brain Scientific Inc.

125 Wilbur Place, Suite 170

Bohemia, NY 11716

December 10, 2020

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brain Scientific Inc.
Amendment No. 3 to Offering Statement on Form 1-A
File No. 024-11327

Ladies and Gentlemen:

Brain Scientific Inc. respectfully requests that the qualification date of the offering statement referred hereto above be accelerated so that it will become qualified at 9:00 A.M., Eastern Time, on December 14, 2020, or as soon thereafter as possible.

Brain Scientific Inc.

/s/ Boris Goldstein
Name: Boris Goldstein Title: Chairman of the Board of Directors